Exhibit 12.1

MICHAEL FOODS GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands, except ratios)

	Company				Predecessor
	Pro Forma (a)	Historical	Pro Forma (a)	Historical	Historical
	Three Months	Three Months	Fiscal Year	Six Months	Six Months
	Ended	Ended	Ended	Ended	Ended	Fiscal Year Ended,
	April 2, 2011	April 2, 2011	January 1, 2011	January 1, 2011	June 26, 2010	January 2, 2010	January 3, 2009	December 29, 2007	December 30, 2006
Earnings:

Earnings (loss) before income taxes and equity in losses of unconsolidated subsidiary	$9,053	$(561)	$33,216	$3,256	$(47,989)	$92,862	$53,916	$30,320	$26,653
Add:
Fixed charges	24,172	25,714	94,364	53,987	32,172	62,002	58,591	68,456	71,715
Subtract:
Interest capitalized	0	0	(219)	(86)	(133)	(468)	0	(93)	(803)

Adjusted Earnings	$33,225	$25,133	$127,361	$57,157	$(15,950)	$154,396	$112,507	$98,683	$97,565

Fixed Charges:
Interest expensed	$20,703	$22,603	$80,716	$47,289	$27,799	$53,728	$52,708	$62,046	$65,332
Interest portion of rentals	500	500	1,975	1,001	975	1,916	1,847	1,761	1,427

Amortization of financing costs	2,969	2,611	11,673	5,697	3,398	6,358	4,036	4,649	4,956

	$24,172	$25,714	$94,364	$53,987	$32,172	$62,002	$58,591	$68,456	$71,715

Ratio of earnings to fixed charges	1.37	0.98	1.35	1.06	(b )	2.49	1.92	1.44	1.36

(a)	The pro forma ratio of earnings to fixed charges is calculated as if the June 29, 2010 business combination and related financings, including the $430 million senior notes offered under the indenture and the secured loan agreement refinanced on February 25, 2011, inclusive of a $840 million term loan credit facility, had closed on January 3, 2010 for each of the pro forma periods.
(b)	For the six month period ended June 26, 2010, our adjusted earnings were insufficient to cover fixed charges, and the deficiency for that period was $48.1 million.